February 17, 2026

Nick Hawkins
Chief Financial Officer
Arteris, Inc.
900 E. Hamilton Ave., Suite 300
Campbell, CA 95008

       Re: Arteris, Inc.
           Registration Statement on Form S-3
           Filed February 12, 2026
           File No. 333-293432
Dear Nick Hawkins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing